UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 26, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

AxoGen, Inc.

File No. 000-16159 - CF#27418

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AxoGen, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on October 6, 2011, as amended.

Based on representations by AxoGen, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through October 6, 2014
Exhibit 10.2	through October 6, 2014
Exhibit 10.3	through October 6, 2014
Exhibit 10.4.1	through October 6, 2014
Exhibit 10.4.2	through October 6, 2014
Exhibit 10.5	through October 6, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Morris
Special Counsel